UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04011333

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	Feb. 20, 2004

February 13, 2004

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Mr. Carl Goodman
Managing Director
Integrated Management Solutions
39 Broadway, Suite 1601
New York, NY 10006-3003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Goodman:

This is in response to your letters dated January 9, 2004 and February 11, 2004, in which you request on behalf of Goldrock Group, LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on July 24, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on July 24, 2003, and since no business was conducted since then, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from July 24, 2003, the effective date of the Firm's registration with the Commission.

128326

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to thel facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

R. Grad

Rachael Grad
Staff Attorney

IMS INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: 212-897-1698
E-Mail: cgoodman@intman.com

January 9, 2004

Thomas McGowan Esq.
Securities and Exchange Commission

VIA FAX 202-942-9553

Re: Goldrock Group LLC SEC File#: 8-65786

Dear Tom:

On behalf of our client, Goldrock Group LLC(" Goldrock "), we hereby request an exemption from filing audited financial statements and related schedules which would otherwise be required under Rule 17a-5 for the period ending December 31, 2003. Goldrock became registered as a broker-dealer on July 23, 2003 as a result of its joining the NASD and the NFA on that date. In addition, the firm has not commenced any securities activities as of this date.

Accordingly, Goldrock prefers to have incorporated into its December 31, 2003 audited financial statements, the period from the date of its membership in the NASD through December 31, 2004, in lieu of filing separate financial statements for the period ending December 31, 2003.

Thank you for your cooperation in this matter. Should you have any questions in this regard, please contact me directly.

Very truly yours,

Carl Goodman
Managing Director

CG:ab
GOGR-MCGOWAN-SEC audit-ex

approved 7/24/03
routine exam at end of June, no issues
prelim review
Fax
CRD # 125334
written startup expenses, legal fees only
merging → being bought out by Cantor Fitzgerald
when they start of $250,000 until they fell
Mark Volz
Miami Firm
expenses met cap.
no income, no expenses

IMS INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: E-Mail:

212-897-1698 cgoodman@intman.com

Date: 7/11/, 2004
To: THOMAS MC GOWAN cc: 201-942-9553
CC: ~~Company:~~ RACHAEL GRAD
From: Carl Goodman
Subject:
\# of Pages: (including this form)

Comments: Attached are 2 copies of the letter. Please distribute one to each of the addressees

Please acknowledge the receipt of this fax.

INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: 212-897-1698
E-Mail: cgoodman@intman.com

February 11, 2004

Thomas McGowan Esq.
Securities and Exchange Commission

VIA FAX 202-942-9553

Re: Goldrock Group LLC SEC File#: 8-65786

Dear Thomas:

In connection with our request for the audit exemption submitted on January 9, 2004, please be advised that Irvin Goldman ("Goldman"), the Managing Member of the Firm, has become affiliated with Cantor Fitzgerald Securities and certain of its broker-dealer subsidiaries (collectively, "Cantor Fitzgerald") and shall thus be dually registered with both Goldrock and Cantor Fitzgerald. It is Goldrock's intention for CFGGH, LLC, a Cantor affiliate and a Delaware Limited Liability Company, to acquire 100% of Goldrock. Mr. Goldman shall continue to be the Firm's designated General Securities Principal ("GSP") and will continue to manage the day-to-day business of the Firm. Messrs. Goldman, Wolf and Jonas' membership interests in Goldrock, which presently total 100% of the Firm's membership interests, shall be acquired by CFGGH, LLC. Upon approval of the change in ownership, Messrs. Wolf and Jonas will no longer have any affiliation with Goldrock.

A 1017 application was submitted to the NASD in November 2003 in connection with the proposed ownership changes outlined above. Goldrock and the NASD are in the process of finalizing such application. It is expected that Goldrock's application shall be completed by March 2004. Please note that the Firm has not commenced any business operations since it was approved as an NASD member.

Very truly yours,

Carl Goodman

Carl Goodman
Managing Director
CG:ab
GOGR-MCGOWAN-SEC audit-ex

CC: Rachael Grad- 202-942-9553

INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: 212-897-1698
E-Mail: cgoodman@intman.com

February 11, 2004

Thomas McGowan Esq.
Securities and Exchange Commission

VIA FAX 202-942-9553

Re: Goldrock Group LLC SEC File#: 8-65786

Dear Thomas:

In connection with our request for the audit exemption submitted on January 9, 2004, please be advised that Irvin Goldman ("Goldman"), the Managing Member of the Firm, has become affiliated with Cantor Fitzgerald Securities and certain of its broker-dealer subsidiaries (collectively, "Cantor Fitzgerald") and shall thus be dually registered with both Goldrock and Cantor Fitzgerald. It is Goldrock's intention for CFGGH, LLC, a Cantor affiliate and a Delaware Limited Liability Company, to acquire 100% of Goldrock. Mr. Goldman shall continue to be the Firm's designated General Securities Principal ("GSP") and will continue to manage the day-to-day business of the Firm. Messrs. Goldman, Wolf and Jonas' membership interests in Goldrock, which presently total 100% of the Firm's membership interests, shall be acquired by CFGGH, LLC. Upon approval of the change in ownership, Messrs. Wolf and Jonas will no longer have any affiliation with Goldrock.

A 1017 application was submitted to the NASD in November 2003 in connection with the proposed ownership changes outlined above. Goldrock and the NASD are in the process of finalizing such application. It is expected that Goldrock's application shall be completed by March 2004. Please note that the Firm has not commenced any business operations since it was approved as an NASD member.

Very truly yours,

Carl Goodman

Carl Goodman
Managing Director
CG:ab
GOGR-MCGOWAN.SEC audit-ex

CC: Rachael Grad- 202-942-9553